                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               Amendment No. 1 to

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF

                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                UHF INCORPORATED
                                ----------------
                 (Name of Small Business Issuer in its charter)

                                    Michigan
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                   38-1740889
                                   ----------
                     (I. R. S. Employer Identification No.)

              24001 Greater Mack Avenue, St. Clair Shores, Michigan
              -----------------------------------------------------
                    (Address of principal executive offices)

                                      48080
                                      -----
                                   (Zip Code)

                                 (586) 778-0900
                                 --------------
                            Issuer's telephone number

        Securities to be registered pursuant to Section 12(b) of the Act.

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act.

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

[Amending Part F/S by adding Balance Sheet at March 31, 2002 and Statements of Operations and Retained Deficit and Cash Flows for the three-month periods ended March 31, 2002 and 2001.]



                                    PART F/S
                                    --------

                                UHF INCORPORATED

                            FINANCIAL STATEMENTS AND
                            INDEPENDENT ACCOUNTANTS'
                               COMPILATION REPORT
                     MARCH 31, 2002 AND FOR THE THREE MONTH
                     --------------------------------------
                      PERIODS ENDED MARCH 31, 2002 AND 2001
                      -------------------------------------


                   INDEPENDENT ACCOUNTANTS' COMPILATION REPORT
                   -------------------------------------------


To the Board of Directors
  and Stockholders of UHF Incorporated

We have compiled the accompanying balance sheet of UHF Incorporated as of March 31, 2002, and the related statements of operations and retained deficit and cash flows for the three month periods ended March 31, 2002 and 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


/s/ Louis Plung & Company, LLP

LOUIS PLUNG & COMPANY, LLP
Pittsburgh, Pennsylvania
April 30, 2002

                                UHF INCORPORATED
                                  BALANCE SHEET
                                 March 31, 2002
                                 --------------

                                   ASSETS
                                   ------

                                                                     March 31,
                                                                       2002
                                                                       ----
                                                                    (Unaudited)

CASH                                                                 $     -
                                                                     --------

ORGANIZATION COST                                                          -
                                                                     --------

TOTAL ASSETS                                                         $     -
                                                                     ========

                  LIABILITIES AND STOCKHOLDERS' DEFICIT
                  -------------------------------------


ACCRUED EXPENSES                                                     $ 4,000
                                                                     --------

Total liabilities                                                      4,000
                                                                     --------

COMMITMENTS AND CONTINGENCIES                                              -

STOCKHOLDERS' DEFICIT
      Common stock, $.001 par value; 50,000,000 authorized
         shares, 9,480,754 issued and outstanding                      9,481

PAID IN CAPITAL                                                       (9,481)

RETAINED DEFICIT                                                      (4,000)

Total stockholders' deficit                                           (4,000)
                                                                     --------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                          $     -
                                                                     ========







                See independent accountants' compilation report.
   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                  STATEMENT OF OPERATIONS AND RETAINED DEFICIT
                  --------------------------------------------


                                                  Three Months Ended March 31,
                                                     2002             2001
                                                   -------          -------

REVENUE                                            $     -          $     -

OPERATING EXPENSES                                       -                -
                                                   -------          -------

NET INCOME                                               -                -
                                                   =======          =======

Retained Deficit - Beginning of Year                (4,000)          (4,000)
                                                   -------          -------

RETAINED DEFICIT - END OF PERIOD                   $(4,000)         $(4,000)
                                                   =======          =======





                See independent accountants' compilation report.
   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                            STATEMENTS OF CASH FLOWS
                            ------------------------








                                                Three Months Ended March 31,
                                                   2002             2001
                                                   ----             ----

CASH FLOWS FROM OPERATING ACTIVITY - NONE         $    -           $    -

CASH FLOW FROM INVESTING ACTIVITIES - NONE             -                -

CASH FLOWS FROM FINANCING ACTIVITIES - NONE            -                -
                                                  ------           ------

Net change in cash                                     -                -

Cash - Beginning of Year                               -                -
                                                  ------           ------

CASH - END OF PERIOD                              $    -           $    -
                                                  ======           ======






                See independent accountants' compilation report.
   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

1.     UNAUDITED INTERIM FINANCIAL STATEMENTS
       --------------------------------------

       In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the Company's financial position as of March 31, 2002 and the results of its operations and its cash flows for the three month periods ended March 31, 2002 and March 31, 2001.

       The quarterly financial statements are presented in accordance with the requirements of the Form 10-SB and do not include all of the disclosures required by accounting principles generally accepted in the United States of America. For additional information, reference is made to the Company's audited financial statements for the years ended December 31, 2001 and 2000 filed with Form 10-SB. The results of operations for the three month periods ended March 31, 2002 and March 31, 2001 are not necessarily indicative of operating results for the full year.

                                UHF INCORPORATED

                            FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 2001 AND 2000
                           --------------------------


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors
  and Stockholders of
UHF Incorporated

We have audited the accompanying balance sheets of UHF Incorporated as of December 31, 2001 and 2000 and the related statements of operations and retained deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UHF Incorporated as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Louis Plung & Company, LLP

LOUIS PLUNG & COMPANY, LLP
Pittsburgh, Pennsylvania
April 9, 2002

                                UHF INCORPORATED

                                  BALANCE SHEET
                           December 31, 2001 and 2000
                           --------------------------


                                     ASSETS
                                     ------

                                                                  2001          2000
                                                                  ----          ----


CASH                                                            $     -       $     -
                                                                -------       -------

ORGANIZATION COST                                                     -             -
                                                                -------       -------

TOTAL ASSETS                                                    $     -       $     -
                                                                =======       =======


                  LIABILITIES AND STOCKHOLDERS' DEFICIT
                  -------------------------------------


ACCRUED EXPENSES                                                $ 4,000       $ 4,000
                                                                -------       -------

Total liabilities                                                 4,000         4,000
                                                                -------       -------

COMMITMENTS AND CONTINGENCIES                                         -             -

STOCKHOLDERS' DEFICIT
      Common stock, $.001 par value; 50,000,000 authorized
         shares, 9,480,754 issued and outstanding                 9,481         9,481

PAID IN CAPITAL                                                  (9,481)       (9,481)

RETAINED DEFICIT                                                 (4,000)       (4,000)

Total stockholders' deficit                                      (4,000)       (4,000)
                                                                -------       -------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     $     -       $     -
                                                                =======       =======


   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                  STATEMENTS OF OPERATIONS AND RETAINED DEFICIT
                     Years Ended December 31, 2001 and 2000
                     --------------------------------------






                                                        2001          2000
                                                        ----          ----

REVENUE                                               $     -       $     -

OPERATING EXPENSES                                          -             -
                                                      -------       -------

NET INCOME                                                  -             -
                                                      =======       =======

Retained Deficit - Beginning of Year                   (4,000)       (4,000)
                                                      -------       -------

RETAINED DEFICIT - END OF YEAR                        $(4,000)      $(4,000)
                                                      =======       =======












   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                            STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 2001 and 2000
                     --------------------------------------


                                                             2001       2000
                                                             ----       ----

CASH FLOWS FROM OPERATING ACTIVITY - NONE                    $  -       $  -

CASH FLOW FROM INVESTING ACTIVITIES - NONE                      -          -

CASH FLOWS FROM FINANCING ACTIVITIES - NONE                     -          -
                                                             ----       ----

Net change in cash                                              -          -

Cash - Beginning of Year                                        -          -
                                                             ----       ----

CASH - END OF YEAR                                           $  -       $  -
                                                             ====       ====











   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       ------------------------------------------

       NATURE OF OPERATIONS - UHF Incorporated (the "Company") is a corporation organized under the laws of the state of Michigan. The Company has been inactive and has not conducted any business in the ordinary course since July 1, 1994. Management has no current plans to conduct any business activity for the next twelve months and no plans to hire any employees. The Company anticipates that any cash requirements it may have over the next twelve months will be funded by its majority stockholder.

       BASIS OF ACCOUNTING - The financial statements are prepared using the accrual basis of accounting in which revenues are recognized when earned and expenses are recognized when incurred.

       ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates and assumptions.

       RECENT ACCOUNTING DEVELOPMENTS - The following Statements of Financial Accounting Standards (SFAS) were issued by the Financial Accounting Standards Board.

       SFAS No. 141, "Business Combinations" issued June 2001 supercedes APB 16, "Business Combinations", and primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. The most significant changes made by SFAS 141 involve the requirement to use the purchase method of accounting for all business combinations, eliminating use of the pooling-of-interests method along with the establishment of new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill. SFAS 141 is effective for all business combinations (as defined in the Statement) initiated after June 30, 2001, and for all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).

       SFAS No. 142, "Goodwill and Other Intangible Assets" issued June 2001 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting) and supercedes APB 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually at a reporting unit level. Additionally, the amortization period of intangible assets with finite lives is no longer limited to forty years. SFAS 142 is effective for fiscal years beginning after December 15, 2001, and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company does not expect adoption of SFAS 141 or SFAS 142 to have a material impact on the Company's reported results of operations, financial position or cash flows.


       SFAS No. 143, "Accounting for Asset Retirement Obligations" issued June 2001. This statement will have no effect on the Company.

       SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" issued August 2001 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. SFAS 144 also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company does not expect adoption of SFAS 144 to have a material impact on the Company's reported results of operations, financial position or cash flows.

2.     COMMITMENT AND CONTINGENCIES
       ----------------------------

       Management has no knowledge and is not aware of any commitments or contingencies under which the Company is liable. Management has also represented that they are not aware of any pending or threatened litigation, claims, or assessments against the Company.

                                   SIGNATURES


         Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               UHF INCORPORATED
                                                        (Registrant)


Date: May 15, 2002                             By:  /s/ Ronald C. Schmeiser
                                                    -----------------------
                                               Ronald C. Schmeiser
                                               President